SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ==========

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


              -X-     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the fiscal year ended December 30, 1997

              ---     TRANSITION REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934


                                   ==========


                         Commission file number 1-12545

              A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              WILLAMETTE INDUSTRIES
                               STOCK PURCHASE PLAN

              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           WILLAMETTE INDUSTRIES, INC.
                       1300 S.W. FIFTH AVENUE, SUITE 3800
                             PORTLAND, OREGON 97201

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                   Index to Financial Statements and Schedules


Independent Auditors' Report dated May 29, 1998................................1

Statements of Net Assets Available for Benefits at
         December 30, 1997 and 1996..........................................2-3

Statements of Changes in Net Assets Available for Benefits
         for the years ended December 30, 1997 and 1996......................4-5

Notes to Financial Statements...............................................6-10

Schedule of Assets Held for Investment Purposes...............................11

Schedule of Reportable Transactions...........................................12

Exhibit 23 -  Consent  of  Independent  Auditors  dated  June 25,  1998,  to the incorporation by reference of their report dated May 29, 1998, to Registration Statement No. 33-59517 on Form S-8

                              KPMG Peat Marwick LLP
                                   Suite 2000
                          1211 South West Fifth Avenue
                               Portland, OR 97204

                          Independent Auditors' Report
                          ----------------------------


Willamette Industries Stock Purchase
          Plan Committee
Willamette Industries Stock Purchase Plan:


We have audited the accompanying statements of net assets available for benefits of Willamette Industries Stock Purchase Plan as of December 30, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 30, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules A and B is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                            /s/ KPMG Peat Marwick LLP

May 29, 1998

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                 Statement of Net Assets Available for Benefits

                                December 30, 1997



                                              Stable                                  Willamette
                                               Asset       Balanced      Equity          Stock
                      Assets                   Fund          Fund        Fund            Fund            Total
                      ------                   ----          ----        ----            ----            -----



Investments at fair value (note 6):
    Cash and cash equivalents           $     32,713          10,000         10,000      1,289,595      1,342,308
    Mutual funds                                  -       11,133,887     18,406,722              -     29,540,609
    Common stock - Willamette
        Industries, Inc.; 6,796,447
        shares                                    -               -              -     218,763,364    218,763,364
    Guaranteed investment contract
        fund (GIC)                         6,726,213              -              -              -       6,726,213
                                        ------------    ------------  -------------   ------------  -------------


               Total investments           6,758,926      11,143,887     18,416,722    220,052,959    256,372,494

Accrued investment income                         69              86            130          6,702          6,987
                                        ------------    ------------   ------------   ------------  -------------

               Total assets                6,758,995      11,143,973     18,416,852    220,059,661    256,379,481

                    Liabilities
                    -----------
Benefits payable                             147,321          95,692         92,241      2,967,731      3,302,985
                                         -----------   -------------   ------------   ------------  -------------


               Net assets available for
                   benefits            $   6,611,674      11,048,281     18,324,611    217,091,930    253,076,496
                                         ===========    ============  =============  =============   ============



See accompanying notes to financial statements.

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                 Statement of Net Assets Available for Benefits

                                December 30, 1996



                                              Stable                                  Willamette
                                               Asset       Balanced      Equity          Stock
                      Assets                   Fund          Fund        Fund            Fund            Total
                      ------                   ----          ----        ----            ----            -----



Investments at fair value (note 6):
    Cash and cash equivalents           $     44,163          76,666        139,354      1,999,848      2,260,031
    Mutual funds                                  -        8,439,365      9,667,900             -      18,107,265
    Common stock - Willamette
        Industries, Inc.; 7,135,562
        shares                                    -               -              -     248,406,752    248,406,752
    Guaranteed investment contract
        fund (GIC)                         5,090,754              -              -              -       5,090,754
                                        ------------    ------------   ------------   ------------  -------------


               Total investments           5,134,917       8,516,031      9,807,254    250,406,600    273,864,802

Accrued investment income                        149             147            193          5,930          6,419
                                        ------------    ------------   ------------   ------------  -------------

               Total assets                5,135,066       8,516,178      9,807,447    250,412,530    273,871,221

                    Liabilities
                    -----------
Benefits payable                              36,525          19,228          2,556      1,330,840      1,389,149
                                        ------------    ------------   ------------   ------------  -------------


               Net assets available for
                   benefits             $  5,098,541       8,496,950      9,804,891    249,081,690    272,482,072
                                        ============    ============   ============   ============  =============


See accompanying notes to financial statements.

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 30, 1997


                                                      Stable                                          Willamette
                                                       Asset              Balanced       Equity          Stock
                                                       Fund                 Fund          Fund           Fund             Total
                                                       ----                 ----          ----           ----             -----

Additions to net assets attributed to:
     Investment income:
          Dividends                           $               -             -           267,162         4,340,998         4,608,160
          Interest and other income                        2,348         348,065          5,629            70,061           426,103
          Net change in fair value of
              investments                                390,007       1,517,173      3,710,500       (17,905,570)      (12,287,890)
                                                 ---------------   -------------   ------------   ----------------  ----------------

                   Total investment income               392,355       1,865,238      3,983,291       (13,494,511)      ( 7,253,627)
                                                 ---------------   -------------   ------------   ----------------  ----------------

     Contributions (note 1):
          Employer                                            -               -              -          8,507,277         8,507,277
          Employee                                       290,995       1,031,835      2,714,774         6,095,142        10,132,746
                                                 ---------------   -------------   ------------   ---------------   ---------------

                   Total contributions                   290,995       1,031,835      2,714,774        14,602,419        18,640,023
                                                 ---------------   -------------   ------------   ---------------   ---------------

     Transfers from other plans
          (note 5)                                       114,332         108,003        205,616            21,543           449,494
                                                 ---------------   -------------   ------------   ---------------   ---------------

                   Total additions                       797,682       3,005,076      6,903,681         1,129,451        11,835,890

Deductions from net assets attributed to:
     Payments and stock distributions to
          participants                                (1,568,027)     (1,073,633)      (726,260)      (27,858,040)      (31,225,960)
     Administrative expenses                             (15,506)           -                -                 -            (15,506)
Interfund transfers                                    2,298,984         619,888      2,342,299        (5,261,171)               -
                                                 ---------------   -------------   ------------   ---------------   ---------------

                   Net change in assets                1,513,133       2,551,331      8,519,720       (31,989,760)      (19,405,576)

Net assets available for benefits:
     Beginning of year                                 5,098,541       8,496,950      9,804,891       249,081,690       272,482,072
                                                 ---------------   -------------   ------------   ---------------   ---------------

     End of year                              $        6,611,674      11,048,281     18,324,611       217,091,930       253,076,496
                                                 ===============   =============   ============   ===============   ===============



See accompanying notes to financial statements.

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 30, 1996


                                                      Stable                                           Willamette
                                                       Asset            Balanced       Equity            Stock
                                                       Fund               Fund          Fund             Fund             Total
                                                       ----               ----          ----             ----             -----

Additions to net assets attributed to:
     Investment income:
          Dividends                           $             -            166,135         92,292         4,404,370      4,662,797
          Interest and other income                      5,352           212,164          7,689            52,356        277,561
          Net change in fair value of
              investments                              289,921           431,416      1,129,379        49,708,451     51,559,167
                                                 -------------     -------------  -------------     --------------  ------------

                   Total investment income             295,273           809,715      1,229,360        54,165,177     56,499,525
                                                 -------------     -------------  -------------     --------------  ------------

     Contributions (note 1):
          Employer                                          -                 -              -          8,096,370      8,096,370
          Employee                                     404,515           902,360      1,491,079         6,351,148      9,149,102
                                                 -------------     -------------  -------------     -------------   ------------

                   Total contributions                 404,515           902,360      1,491,079        14,447,518     17,245,472
                                                 -------------     -------------  -------------     -------------   ------------

     Transfers from other plans
          (note 5)                                      51,161            97,785         80,051           -              228,997
                                                 -------------     -------------  -------------     -------------   ------------

                   Total additions                     750,949         1,809,860      2,800,490        68,612,695     73,973,994

Deductions from net assets attributed to:
     Payments and stock distributions to
          participants                                (334,117)         (814,886)      (830,174)      (21,656,385)   (23,635,562)
     Administrative expenses                           (11,340)             -                -                 -         (11,340)
Interfund transfers                                    240,755          (223,569)     2,038,140        (2,055,326)             -
                                                 -------------     -------------  -------------     -------------   ------------

                   Net change in assets                646,247           771,405      4,008,456        44,900,984     50,327,092

Net assets available for benefits:
     Beginning of year                               4,452,294         7,725,545      5,796,435       204,180,706    222,154,980
                                                 -------------     -------------  -------------     -------------   ------------

     End of year                              $      5,098,541         8,496,950      9,804,891       249,081,690    272,482,072
                                                 =============     =============  =============     =============   ============



See accompanying notes to financial statements.

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements

                           December 30, 1997 and 1996
(1) Description of the Plan

    The following description of the Willamette Industries Stock Purchase Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

   (a) General

      Eligible employees may elect to enroll in the Plan on the semi-annual enrollment dates following six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   (b) Contributions

      The Plan provides for elective contributions by participants under Section 401(k) and (m) of the Internal Revenue Code. Effective December 31, 1997, eligible employees of Willamette Industries, Inc. (the Company) and its participating subsidiaries may contribute up to 15% for Non-Highly Compensated Employees and 10% for Highly Compensated Employees of their regular monthly gross cash earnings as established on January 1 of each year. Prior to December 31, 1997, participants could elect to contribute up to 7% of their regular earnings for each Plan year. Contributions are subject to the limits set by Federal tax laws. The Company and its participating subsidiaries contribute monthly an amount equal to 100% of the contributions of its employees up to 6%, less the amount of any forfeitures.

      Participating   employees   may  elect  one  of  two   methods  of  making
      contributions. A participant may elect to make either:

      1) Pre-tax contributions ("deferred contributions") which will not be included in the participant's current earnings for federal income tax purposes; or

      2) After-tax contributions ("nondeferred contributions") which will be included in the participant's current earnings for federal income tax purposes.

      Participating employees may direct that their own contributions be invested in (a) a Stable Asset Fund holding primarily guaranteed investment contracts (GIC's), (b) a Balanced Fund holding primarily stocks and bonds, (c) an Equity Fund holding primarily stocks, or (d) a
      Willamette Stock Fund holding common stock of the Company. The contributions can be allocated among the four investment choices in multiples of 5%. In addition, reallocation between investment choices is allowed quarterly.


                                                                     (Continued)

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements

      Employer and employee contributions by participating company for the years ended December 30, 1997 and 1996 were as follows:
                                                     1997            1996
                                                     ----            ----

          Willamette Industries, Inc.        $    18,594,195      17,204,120
          Wimer Logging Co.                           45,828          41,352
                                                ------------    ------------

                   Total                     $    18,640,023      17,245,472
                                                ============    ============

      The above contribution amounts are net of forfeitures of $564,965 for 1997 and $204,593 for 1996.

   (c)Participant Accounts

      Each participant's accounts are credited with the participant's and employer contributions and an allocation of Plan earnings.

   (d)Vesting

      A participant's interest in his or her deferred contributions and nondeferred contributions is always fully vested and is not subject to forfeiture.

      Each participant becomes vested in his or her Matching Account if while employed by the Company the participant: (i) attains age 65; (ii) completes five years of service; (iii) dies, or (iv) becomes totally and permanently disabled.

      Any part of a participant's Matching Account which is not vested at the time employment terminates is forfeited when the participant incurs five consecutive one-year periods of severance. A participant who is not yet vested in his or her Matching Account who voluntarily withdraws from the Plan does not forfeit the account merely by reason of withdrawal; the participant's subsequent years of service continue to count towards the vesting requirement.

      If there is a complete discontinuance of contributions to the Plan by an employer, then all participants employed by such employer become fully vested in their Matching Accounts.

      Each participant who is vested in his or her Matching Account can elect to have any or all of the account diversified into one or more of the available elective investment funds (other than the Willamette Stock
      Fund). This diversification election applies only to the participant's then existing Matching Account. Future matching contributions will be invested in common stock of the Company. A participant can make more than one diversification election, but a subsequent election can be made only after a period of at least 10 years has elapsed since the most recent election.


                                                                     (Continued)
                                      - 7 -

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements

   (e)Forfeitures

      An employer's matching contribution is reduced by an amount equal to the forfeiture of participants employed by that employer, but the forfeitures are treated as a part of the matching contributions for purposes of allocation. A forfeiture of the account is deemed to occur as of the close of the plan year in which the participant incurs five consecutive one-year periods of severance. The 1997 employer's contribution has been reduced by $564,965 as a result of forfeitures.

      There are 75,914 shares of Company stock and $38,112 in cash investments subject to forfeiture relating to terminated employees as of December 30, 1997 with a total fair value of $2,481,631 .

   (f) Withdrawals

      The Plan allows participants, during their employment, to withdraw and receive certain amounts which are then vested, or to seek a withdrawal based upon financial hardship as determined by the Plan Administrator in accordance with Federal guidelines. A participant whose employment terminates for any reason is entitled to a lump sum distribution of his or her vested accounts.

(2) Summary of Significant Accounting Policies

   (a)Basis of Accounting

      The Plan prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

   (b)Valuation of Investments

      Wells Fargo acts as trustee for the Plan. The Balanced Fund, Equity Fund and the Stable Asset Fund investments are valued at quoted market prices. Willamette Industries, Inc. common stock is valued at the quoted market price with all purchases and sales recorded on a trade-date basis.
      Short-term and temporary investments (including cash and money market funds) are valued at cost, which approximates market.

   (c)Expenses of the Plan

      Substantially all expenses incurred in the administration of the Plan, including legal fees, accounting fees, Trustee's fees and other charges of the plan, are charged to and paid by the plan sponsor.
                                                                     (Continued)

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements

   (d)Cash and Cash Equivalents

      Amounts consist of cash and short-term investments in highly liquid instruments such as money market accounts and other securities which generally have maturities of less than three months at date of purchase.

   (e)Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

   (f)Restatement/Reclassification

      The Company declared a 2-for-1 stock split effective September 12, 1997. As a result, all share amounts in the Willamette Stock Fund have been restated to reflect the split. In addition, certain reclassifications have been made to prior year data to conform to the 1997 presentation.

(3) Plan Termination

    The Board of Directors of the Company has reserved the right to amend or terminate the Plan. A participating employer may also terminate the Plan at any time with respect to its employees. No amendment may reduce the accrued benefits of any participant or give an employer any interest in the assets of the Plan. In the event of termination of the Plan, a participant with respect to whom the Plan has been terminated becomes vested in his or her Matching Account.

(4) Income Taxes

    The Plan obtained its latest determination letter on August 21, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. This ruling reflects the Plan amendments adopted on September 3, 1996. Additional amendments have been made to the Plan since that time. If the Plan is not in compliance with the requirements of the Internal Revenue Code
    Section 401(a) and the related trust is not exempt under Internal Revenue Code Section 501(a), the Company will take corrective actions to meet the requirements of the Internal Revenue Code.


                                                                     (Continued)

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements

    Amounts contributed to the Plan by the employer are not taxed to the employee until distribution upon withdrawal, retirement or other termination. Employee after-tax contributions are taxable in the year made but not upon distribution. Employees may elect to make pre-tax contributions which are not included in the employee's current earnings for federal income tax purposes, but rather are taxable upon distribution. Any increase in the value of common stock distributed is taxable to the employee when the stock is sold.

(5) Transfers From Other Plans

    Transfers from other plans in 1997 and 1996 resulted from hourly employees becoming salaried employees.

(6) Investments

    The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                    1997              1996
                                                                    ----              ----

        Willamette Industries, Inc. common
           stock (6,796,447 and 7,135,562
           shares in 1997 and 1996, respectively)           $    218,763,364       248,406,752

        Vanguard Institutional Index Fund
           (205,524 shares in 1997)                         $     18,406,722          N/A


    The total unrealized gain (loss) at December 30, 1997 and 1996 and the related change by investment type for 1997 were as follows:

                                                   1996           Net change          1997
                                                   ----           ----------          ----

        Common stock                        $    140,179,056     (38,011,351)      102,167,705
        Mutual funds                                   -           4,932,976         4,932,976
        Guaranteed investment contract               703,628         288,657           992,285
                                              --------------    ------------     -------------

                                            $    140,882,684     (32,789,718)      108,092,966
                                              ==============    =============    =============

                                                                      Schedule A


                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                       Line 27a - Schedule of Assets Held
                             for Investment Purposes

                                December 30, 1997




                                       Description of                                     Current
     Identity of issue                   investment                        Cost            value
     -----------------                   ----------                        ----            -----

Cash                            Principal cash                      $       (497,273)        (497,273)

*Wells Fargo:
    Financial Square Prime      Money market fund                          1,839,581        1,839,581
                                                                       -------------    -------------

                                Cash and cash equivalents           $      1,342,308        1,342,308
                                                                       =============    =============

Vanguard:
    Balanced Index Fund         Mutual fund - 683,480 shares        $      9,736,988       11,133,887
    Institutional Index Fund    Mutual fund - 205,524 shares              14,870,645       18,406,722
                                                                       -------------    -------------

                                                                    $     24,607,633       29,540,609
                                                                       =============    =============

*Willamette Industries,         Common stock - 6,796,447
    Inc.                            shares                          $    116,595,659      218,763,364
                                                                       =============    =============

U.S. Trust Capital              Guaranteed investment contract
    Preservation Fund                228,526 units                  $      5,733,928        6,726,213
                                                                       =============    =============


*Party in interest.

                                                                      Schedule B

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 30, 1997


                                                                               Number                        Book
           Identity of          Description       Number        Purchase     of sales or        Selling      value          Net
         party involved          of assets     of purchases       price     disbursements        price      at sale        gain
         --------------          ---------     ------------       -----     -------------        -----      -------        ----

Vanguard Institutional Index   Mutual fund
     Fund                                           20       $  15,356,681        9         $     660,458      486,097     174,361

Willamette Industries, Inc.    Common stock         53          13,231,537      344            24,933,349   11,764,923  13,168,426

Wells Fargo:
     Financial Square Prime    Money market
                                    fund           115          29,293,194      131            29,713,633   29,713,633       -

                                    SIGNATURE



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
                   WILLAMETTE INDUSTRIES
                   STOCK PURCHASE PLAN
                   (Name of Plan)


                   By:      WILLAMETTE INDUSTRIES STOCK
                            PURCHASE PLAN COMMITTEE


                   By:        /s/ J. A. Parsons
                            J. A. Parsons, Secretary


Dated:    June 25, 1998